UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Sonder Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

382873107

(CUSIP Number)

July 22, 2022

(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 382873107	13G/A	Page 2 of 16 Pages

1.	NAME OF REPORTING PERSONS WestCap Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 247,735*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 247,735*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,735*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%**
12.	TYPE OF REPORTING PERSON OO

*

Represents (i) 721 shares of Common Stock, held by WestCap Investment Partners, LLC, (ii) 210,520 shares of Common Stock held by WestCap SNDR, LLC, (iii) 36,494 shares of Common Stock held by WestCap Sonder 2020-B, LLC, (iv) 0 shares of Common Stock held by SNDR Strategic Investments 2019, LLC, and (v) 0 shares of Common Stock held by WestCap Sonder Convert Co-Invest 2021, LLC. WestCap Management, LLC, as the managing member of WestCap Investment Partners, LLC, WestCap SNDR, LLC, SNDR Strategic Investments 2019, LLC, WestCap Sonder Convert Co-Invest 2021, LLC, and WestCap Sonder 2020-B, LLC, may be deemed to hold voting and investment control over the shares held by such entities and may be deemed to beneficially own the shares held by each of such entities. WestCap Management disclaims beneficial ownership of the shares except to the extent of its pecuniary interests therein.

**

Based on the Issuer’s statement on Form 10-Q for the quarterly period ended September 30, 2023 as filed with the U.S. Securities Exchange Commission on November 14, 2023, there were 11,064,738 shares of Common Stock outstanding as of November 1, 2023.

CUSIP No. 382873107	13G/A	Page 3 of 16 Pages

1.	NAME OF REPORTING PERSONS WestCap Strategic Operator Fund GP, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 294,395*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 294,395*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,395*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%**
12.	TYPE OF REPORTING PERSON OO

*

Represents 294,395 shares of Common Stock held by WestCap Sonder 2020-A, LLC. WestCap Strategic Operator Fund GP, Limited, as the general partner of WestCap Strategic Operator Fund, L.P., which is the managing member of WestCap Sonder 2020-A, LLC, may be deemed to hold voting and investment control over the shares held by WestCap Sonder 2020-A, LLC and may be deemed to beneficially own the shares held by WestCap Sonder 2020-A, LLC. WestCap Strategic Operator Fund GP, Limited disclaims beneficial ownership of the shares except to the extent of its pecuniary interests therein.

**

Based on the Issuer’s statement on Form 10-Q for the quarterly period ended September 30, 2023, there were 11,064,738 shares of Common Stock outstanding as of November 1, 2023, as filed with the U.S. Securities Exchange Commission on November 14, 2023.

CUSIP No. 382873107	13G/A	Page 4 of 16 Pages

1.	NAME OF REPORTING PERSONS WestCap Investment Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 721
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 721
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 721
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%**
12.	TYPE OF REPORTING PERSON OO

**

Based on the Issuer’s statement on Form 10-Q for the quarterly period ended September 30, 2023, there were 11,064,738 shares of Common Stock outstanding as of November 1, 2023, as filed with the U.S. Securities Exchange Commission on November 14, 2023.

CUSIP No. 382873107	13G/A	Page 5 of 16 Pages

1.	NAME OF REPORTING PERSONS WestCap SNDR, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 210,520*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 210,520*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,520*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%**
12.	TYPE OF REPORTING PERSON OO

**

Based on the Issuer’s statement on Form 10-Q for the quarterly period ended September 30, 2023, there were 11,064,738 shares of Common Stock outstanding as of November 1, 2023, as filed with the U.S. Securities Exchange Commission on November 14, 2023.

CUSIP No. 382873107	13G/A	Page 6 of 16 Pages

1.	NAME OF REPORTING PERSONS WestCap Sonder 2020-A, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 294,395
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 294,395
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,395
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%**
12.	TYPE OF REPORTING PERSON OO

**

Based on the Issuer’s statement on Form 10-Q for the quarterly period ended September 30, 2023, there were 11,064,738 shares of Common Stock outstanding as of November 1, 2023, as filed with the U.S. Securities Exchange Commission on November 14, 2023.

CUSIP No. 382873107	13G/A	Page 7 of 16 Pages

1.	NAME OF REPORTING PERSONS WestCap Sonder 2020-B, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 36,494
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 36,494
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,494
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%**
12.	TYPE OF REPORTING PERSON OO

**

Based on the Issuer’s statement on Form 10-Q for the quarterly period ended September 30, 2023, there were 11,064,738 shares of Common Stock outstanding as of November 1, 2023, as filed with the U.S. Securities Exchange Commission on November 14, 2023.

CUSIP No. 382873107	13G/A	Page 8 of 16 Pages

1.	NAME OF REPORTING PERSONS SNDR Strategic Investments 2019, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%**
12.	TYPE OF REPORTING PERSON OO

**

Based on the Issuer’s statement on Form 10-Q for the quarterly period ended September 30, 2023, there were 11,064,738 shares of Common Stock outstanding as of November 1, 2023, as filed with the U.S. Securities Exchange Commission on November 14, 2023.

CUSIP No. 382873107	13G/A	Page 9 of 16 Pages

1.	NAME OF REPORTING PERSONS WestCap Sonder Convert Co-Invest 2021, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%**
12.	TYPE OF REPORTING PERSON OO

**

Based on the Issuer’s statement on Form 10-Q for the quarterly period ended September 30, 2023, there were 11,064,738 shares of Common Stock outstanding as of November 1, 2023, as filed with the U.S. Securities Exchange Commission on November 14, 2023.

CUSIP No. 382873107	13G/A	Page 10 of 16 Pages

1.	NAME OF REPORTING PERSONS Laurence A. Tosi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 542,130*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 542,130*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,130*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%**
12.	TYPE OF REPORTING PERSON IN

*

Consists of (i) 721 shares of Common Stock, held by WestCap Investment Partners, LLC, (ii) 210,520 shares of Common Stock held by WestCap SNDR, LLC, (iii) 294,395 shares of Common Stock held by WestCap Sonder 2020-A, LLC, (iv) 36,494 shares of Common Stock held by WestCap Sonder 2020-B, LLC, (v) 0 shares of Common Stock held by SNDR Strategic Investments 2019, LLC and (vi) 0 shares of Common Stock held by WestCap Sonder Convert Co-Invest 2021, LLC (collectively referred to as the “WestCap Entities”). WestCap Management, LLC is the managing member of each of WestCap Investment Partners, LLC, WestCap SNDR, LLC, SNDR Strategic Investments 2019, LLC, and WestCap Sonder 2020-B, LLC. WestCap Strategic Operator Fund GP, Limited is the general partner of WestCap Strategic Operator Fund, L.P., which is the managing member of WestCap Sonder 2020-A, LLC. Laurence A. Tosi is the managing member of WestCap Management, LLC and the director of WestCap Strategic Operator Fund GP, Limited. Laurence A. Tosi may be deemed to hold voting and investment control over the shares held by the WestCap Entities. Laurence A. Tosi disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein, if any.

**

Based on the Issuer’s statement on Form 10-Q for the quarterly period ended September 30, 2023, there were 11,064,738 shares of Common Stock outstanding as of November 1, 2023, as filed with the U.S. Securities Exchange Commission on November 14, 2023.

CUSIP No. 382873107	13G/A	Page 11 of 16 Pages

Introductory Note: This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission on February 14, 2022 (the “Original Schedule 13G”). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 1(a).	Name of Issuer:

Sonder Holdings Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The address of the Issuer’s principal executive office is 447 Sutter St., Suite 405 #542, San Francisco, CA 94108.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of WestCap Management, LLC, WestCap Strategic Operator Fund GP, Limited, WestCap Investment Partners, LLC, WestCap SNDR, LLC, WestCap Sonder 2020-A, LLC, WestCap Sonder 2020-B, LLC, SNDR Strategic Investments 2019, LLC, WestCap Sonder Convert Co-Invest 2021, LLC, and Laurence A. Tosi (collectively, the “Reporting Persons”). WestCap Management, LLC is the managing member of each of WestCap Investment Partners, LLC, WestCap SNDR, LLC, SNDR Strategic Investments 2019, LLC, WestCap Sonder Convert Co-Invest 2021, LLC, and WestCap Sonder 2020-B, LLC. WestCap Strategic Operator Fund GP, Limited is the general partner of WestCap Strategic Operator Fund, L.P., which is the managing member of WestCap Sonder 2020-A, LLC. Laurence A. Tosi is the managing member of WestCap Management, LLC and the director of WestCap Strategic Operator Fund GP, Limited. Laurence A. Tosi may be deemed to hold voting and investment control over the shares held by the WestCap Entities. Laurence A. Tosi disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein, if any.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the entities listed in Item 2(a) is 590 Pacific Avenue, San Francisco, CA 94133.

Item 2(c).	Citizenship:

WestCap Strategic Operator Fund GP, Limited is a company organized under the laws of the Cayman Islands. All other entities listed in Item 2(a) are limited liability companies organized under the laws of the State of Delaware. Laurence A. Tosi is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

382873107

CUSIP No. 382873107	13G/A	Page 12 of 16 Pages

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership:

(a) Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.

(b) Percent of class: See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which the person has: See Row 9 of the cover page for each Reporting Person.

(i) Sole power to vote or direct the vote: See Row 5 of the cover page for each Reporting Person.

(ii) Shared power to vote or direct the vote:

See Row 6 of the cover page for each Reporting Person.

(iii) Sole power to dispose or direct the disposition:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or direct the disposition:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following box. ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.

CUSIP No. 382873107	13G/A	Page 13 of 16 Pages

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certifications: Not applicable.

CUSIP No. 382873107	13G/A	Page 14 of 16 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith)

CUSIP No. 382873107	13G/A	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 7, 2024

WESTCAP MANAGEMENT, LLC

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Managing Member

WESTCAP STRATEGIC OPERATOR FUND GP, LIMITED

By:	WestCap II GP, LLC,
its general partner

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Managing Partner

WESTCAP INVESTMENT PARTNERS, LLC

By:	WestCap Management, LLC, its managing member

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Managing Member

WESTCAP SNDR, LLC

By:	WestCap Management, LLC, its managing member

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Managing Member

WESTCAP SONDER 2020-A, LLC

By:	WestCap Strategic Operator Fund, L.P., its managing member
By:	WestCap Strategic Operator Fund GP, Limited, its general partner

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Director

CUSIP No. 382873107	13G/A	Page 16 of 16 Pages

WESTCAP SONDER 2020-B, LLC

By: WestCap Management, LLC, its managing member

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Managing Member

SNDR STRATEGIC INVESTMENTS 2019, LLC

By: WestCap Management, LLC, its managing member

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Managing Member

WESTCAP SONDER CONVERT CO-INVEST 2021, LLC

By: WestCap Management, LLC, its managing member

By:	/s/ Laurence A. Tosi
Name: Laurence A. Tosi
Title: Managing Member

/s/ Laurence A. Tosi
LAURENCE A. TOSI